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SEC Mail Mail Processing Section
FEB 29 2008
Washington, DC 106

08030195

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

300 Galleria Officentre, Suite 200, MC: 480-400-206
(No. and street)

Southfield	**MI**	**48034**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Belecki — **248-263-6049**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center, Suite 900	**Detroit**	**MI**	**48243**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Lynn Belecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities Corporation (the "Company") for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

02.28.08

Lynn Belecki — Date

Chief Financial Officer and Principal

Subscribed and sworn to before me
this 28th day of February, 2008

Notary Public

LATRISHA J. BELL
NOTARY PUBLIC STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Dec 2, 2010
ACTING IN COUNTY OF

GMAC Securities Corporation
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)
(SEC I.D. No. 8-50990)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2007, AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document

GMAC SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

GMAC Securities Corporation:

We have audited the accompanying balance sheet of GMAC Securities Corporation (the "Company"), a wholly-owned subsidiary of GMAC Insurance Holdings, Inc., as of December 31, 2007, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i), listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2008

GMAC SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)

BALANCE SHEET
AS OF DECEMBER 31, 2007

ASSETS

CASH	$ 647,050
COMMISSION RECEIVABLE	24,496
STATE INCOME TAX RECEIVABLE	10,487
TOTAL	$ 682,033

LIABILITY AND SHAREHOLDER'S EQUITY

LIABILITY — Payables to affiliates	$ 23,852
SHAREHOLDER'S EQUITY:	
Common stock, $0.10 par value — authorized 100,000 shares; issued and outstanding, 90,000 shares	9,000
Additional paid-in capital	91,000
Retained earnings	558,181
Total shareholder's equity	658,181
TOTAL	$ 682,033

See notes to financial statements.

GMAC SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Service fee revenue from parent	$ 229,965
Shared mutual fund commission revenue from third party	254,351
Other revenue — FINRA payment	35,000
Total revenues	519,316
EXPENSES:	
Direct administrative expenses	96,307
Allocated administrative expenses from parent	133,658
Total expenses	229,965
EARNINGS BEFORE TAXES	289,351
PROVISION FOR INCOME TAXES	110,909
NET INCOME	$ 178,442

See notes to financial statements.

GMAC SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 178,442
Net change in assets and liabilities which (used) provided cash:	
Commission receivable	(20,325)
State income tax receivable	(447)
Payables to affiliates	(4,582)
Net cash provided by operating activities	153,088
NET INCREASE IN CASH	153,088
CASH — Beginning of year	493,962
CASH — End of year	$ 647,050
SUPPLEMENTAL INFORMATION — Cash paid for income taxes	$ 97,125

See notes to financial statements.

GMAC SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
BEGINNING BALANCE	$9,000	$91,000	$379,739	$479,739
Net income			178,442	178,442
ENDING BALANCE	$9,000	$91,000	$558,181	$658,181

See notes to financial statements.

1. ORGANIZATION

GMAC Securities Corporation (the "Company") is a wholly-owned subsidiary of GMAC Insurance Holdings, Inc. (GMACI), which in turn, is a wholly-owned subsidiary of GMAC LLC (GMAC), which is 51% owned by FIM Holdings, LLC (an investment consortium led by Cerberus Capital Management, LP) and 49% owned by General Motors Corporation (GM).

The Company is affiliated with GMACI's subsidiaries Motors Insurance Corporation (MIC), a property and casualty insurance company, and GMAC Insurance Management Corporation (GMACIMC). The Company provides certain brokerage activities for MIC and GMACIMC as described below.

The Company was incorporated in the State of Delaware and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD).

The Company currently operates according to the provisions of its membership agreement with the FINRA, which requires the Company to:

- Maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(vi).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i), which does not allow the Company to hold customer funds or safekeep customer securities, or owe money or securities to customers.
- Sell public (registered under the Securities Act of 1933) and private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents only on a best effort basis with no secondary trading.

During 2003, the Company began providing 401(k) and profit sharing plan referrals to a non-affiliated FINRA member firm for a fee equivalent to 50 percent of the mutual fund commission revenues. Effective April 2007, this fee was reduced to 30 percent. Such referrals were generated by Dealer Products and Services (DP&S), a strategic business unit within GMACI. The agreement with the FINRA member firm was terminated as of December 31, 2007. The Company is currently attempting to negotiate a new agreement.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — Shared mutual fund commission revenues are recognized in the month that the underlying investment instrument is bought or sold by the non-affiliated FINRA member firm on behalf of the referral customer.

Income Taxes — GMACI and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes, filing a consolidated U.S. federal income tax return. As part of a federal income tax allocation agreement between the Company and GMACI, the Company's tax provision is initially calculated as if it is filing a separate return, including an alternative minimum tax calculation. The Company then pays to, or receives from, GMACI an amount, which may be adjusted, if GMACI's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return.

The Company accounts for income taxes using the asset and liability method. Deferred income tax assets and liabilities are recorded as temporary differences between the carrying values of assets and liabilities for financial reporting purposes and tax purposes. Deferred tax assets and liabilities are recognized in the financial statements, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Changes in Accounting Principle — On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48), which clarifies FASB Statement No. 109, *Accounting for Income Taxes*, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN No. 48 requires that the tax effects of a position be recognized only if the position is "more-likely-than-not" to be sustained solely on its technical merits. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. The adoption of this interpretation as of January 1, 2007, had no impact on the Company's financial position or results of operations.

Statement of Cash Flows — For purposes of reporting cash flows, cash includes cash on deposit with banks.

3. RELATED-PARTY TRANSACTIONS

The Company has executed an expense sharing agreement with GMACI. Under this agreement, GMACI has agreed to reimburse the Company in the form of service revenues for all reasonable expenses necessary to conduct a securities brokerage business until such time as the Company can sustain itself through the revenues that it generates from third parties. Direct administrative expenses paid for on behalf of the Company include fees and assessments for registering the Company, exam and licensing fees for Registered and Principal Representatives, outside legal expenses and audit expenses. Allocated administrative expenses from GMACI include a reasonable allocation of indirect expenses, including salaries and benefits for duties of GMACI personnel associated with the Company's securities business and the use of administrative facilities. In return, the Company provides certain brokerage services to MIC and its affiliated companies. These services were provided by the Company's 12 Registered Representatives and five Principal Representatives, who, during 2007, made 28 initial stock offerings to customers of GMACI. Additionally, there is no expectation by GMACI that the Company repay amounts paid by GMACI on the Company's behalf for direct and allocated administrative expenses. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under the expense sharing agreement.

Payables to affiliates balance represents accruals for current and previously unsettled federal and state income taxes due to GMACI, which are settled on a quarterly basis.

4. FINRA PAYMENT

A one-time $35,000 payment was received from FINRA in August, 2007 and has been recorded in other revenue. This one-time, special payment was paid to all member firms as a result of the consolidation of NASD and NYSE Member Regulation.

5. INCOME TAXES

The components of the provision for income taxes for the year ended December 31, 2007, are as follows:

Current	$ 114,423
Deferred	(3,514)
Provision for income taxes	$ 110,909

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate applicable to income is shown in the following table as of December 31, 2007:

Federal income taxes at statutory tax rate	35.0 %
Increase in taxes resulting from State income tax	3.1
Other	0.2
Effective tax rate	38.3 %

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax purposes, which have historically been recognized for state income taxes deducted on a cash basis. The Company does not have a deferred tax liability as of December 31, 2007. During 2007, the Company paid $14,336 for state income taxes and $82,789 for federal taxes to the parent as part of the consolidated filing group.

There are no unrecognized tax benefits as of December 31, 2007. There have been no changes to the liability for uncertain tax positions for adoption of FIN No. 48.

The Company files tax returns in the U.S. federal jurisdiction and various states jurisdictions. As of December 31, 2007, the oldest tax year that remains subject to examination in the United States is 2001.

6. CONTINGENCIES

At December 31, 2007, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

7. NET CAPITAL REQUIREMENTS

As a registered securities broker-dealer, the Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain minimum net capital of not less than the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .04 to 1, and its net capital of $647,694 was $642,694 in excess of minimum regulatory requirements.

* * * * * *

GMAC SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

SHAREHOLDER'S EQUITY	$658,181
LESS — Nonallowable assets — state income tax receivable	(10,487)
NET CAPITAL	$647,694
AGGREGATE INDEBTEDNESS — Payable to affiliates	$ 23,852
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$642,694
Ratio of aggregate indebtedness to net capital	.04 to 1

NOTE: There are no material differences between the amounts presented above which are based on the accompanying audited financial statements and the amounts reported on the Company's amended unaudited FOCUS report as of December 31, 2007, filed on February 28, 2008. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES CORPORATION

(A wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

February 28, 2008

GMAC Securities Corporation
300 Galleria Officentre, Suite 200
MC: 480-400-206
Southfield, MI 48034

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of GMAC Securities Corporation (the "Company"), a wholly-owned subsidiary of GMAC Insurance Holdings, Inc., as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, its management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END